

January 23, 2013

Via E-mail
Mr. Robert L. Levy
President and Chief Operating Officer
Centerline Holding Company
100 Church Street
New York, New York 10007

> **Re:** **Centerline Holding Company**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on January 18, 2013**
> **File No. 005-83472**

Dear Mr. Levy:

We have reviewed your amended filing and have the following comments.

Background of the Transaction, page 9

1. As requested in prior comment 4, please provide more detail regarding the meetings on February 27, 2012 and thereafter, in which the board of directors discussed and approved the transaction. For instance, please identify the representatives who were present and specify the information presented. We note in particular that you do not disclose the projected cost savings, the amount of cash that would be expended to cash-out fractional shares assuming various historical volume weighted average trading prices, and the various historical volume weighted average trading price calculations for the trading days preceding December 28, 2012. This comment applies particularly to the meetings on February 27, 2012 and January 17, 2013.

Certain Information Relating to Andrew L. Farkas, page 38

2. Please include the state or other place of organization of Island Capital, and make the statements set forth in Item 1003(c)(3) and (4) specifically with respect to that entity.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
      Michael L. Zuppone, Esq.
      Paul Hastings LLP